

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2024

Lonnel Coats
Chief Executive Officer
Lexicon Pharmaceuticals, Inc.
2445 Technology Forest Blvd., 11th Floor
The Woodlands, TX 77381

> **Re: Lexicon Pharmaceuticals, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 25, 2024**
> **File No. 333-278210**

Dear Lonnel Coats:

We have conducted a limited review of your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3

General

1. We note that you are registering the resale of up to 57,661,250 shares of common stock. However, we note from your disclosure on page 12 that you currently have 300,000,000 shares of common stock authorized at this time. Please either revise the resale offering so that the volume of common stock registered in the resale offering does not exceed the number of shares of common stock that remain available for issuance at the time you anticipate having the registration statement declared effective or revise to update your disclosure and opinion of counsel once the amendment to your charter referenced on page 5 has been approved by your stockholders. For guidance, refer to Section II.B.1.a of Staff Legal Bulletin No. 19.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tyler Howes at 202-551-3370 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jackson A. O'Maley, Esq.